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                          May 18, 2020

       Kevin T. Longe
       Chief Executive Officer
       DMC Global Inc.
       11800 Ridge Parkway, Suite 300
       Broomfield, CO 80021

                                                        Re: DMC Global Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2020
                                                            File No. 333-238211

       Dear Mr. Longe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing